Crypto 1 Acquisition Corp

1221 Brickell Avenue, Suite 900

Miami, FL 33131

December 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shih-Kuei Chen and Erin E. Martin

Re:	Crypto 1 Acquisition Corp
Registration Statement on Form S-1, as amended
File No. 333-261051

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crypto 1 Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, December 6, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Edward P. Bromley III of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

Very truly yours,

/s/ David A. Hytha
David A. Hytha
Chief Financial Officer

cc:	Reed Smith LLP Ellenoff, Grossman & Schole LLP